Free Writing Prospectus Dated July 11, 2008

Filed Pursuant to Rule 433

Registration Statement No. 333-149810

iShares Silver Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust, any underwriter or any dealer participating in the offering, will arrange for Barclays Global Investors Services to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Barclays Global Investors International, Inc. (BGII) is the sponsor of the iShares Silver Trust (“Silver Trust”). Barclays Global Investors Services (BGIS) assists in the marketing of the Silver Trust. BGII and BGIS are affiliates of Barclays Global Investors, N.A., which is a majority-owned subsidiary of Barclays Bank PLC.

There are risks involved with investing, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the iShares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although BGII believes that market makers will take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities. BGI cannot guarantee that they will do so. BGII cannot guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by Barclays Global Investors, N.A. or its affiliates (“BGI”), and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

When comparing commodities and the iShares Silver Trust, it should be remembered that management fees associated with the Trust are not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in Silver for investors not otherwise able to participate directly in the market for physical silver.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

FOR FINANCIAL PROFESSIONAL USE ONLY—NOT FOR PUBLIC DISTRIBUTION

©2008 Barclays Global Investors, N.A., All rights reserved. iShares® is a registered trademark of Barclays Global Investors, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 7312-iS-0708

- Not FDIC Insured - No Bank Guarantee • May Lose Value
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